                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollar. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; litigation and other risks described in "Item 3. Key Information -- D.Risk Factors" section in the Form 20-F we filed with the Securities Exchange Commission on March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I -- FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
         UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                                        FOR THE THREE MONTHS ENDED MARCH 31,
                                                                                        ------------------------------------
                                                                                          2000                        2001
                                                                                        --------                    --------
Net revenues                                                                            $ 72,176                    $ 48,628
Cost of revenues                                                                         (45,054)                    (58,543)
                                                                                        --------                    --------
Gross profit (loss)                                                                       27,122                      (9,915)
                                                                                        --------                    --------
Operating expenses:
  Selling, general and administrative                                                      9,833                      11,848
  Research and development                                                                 2,618                       3,523
  Other general expenses (income), net                                                        (6)                         82
                                                                                        --------                    --------
     Total operating expenses                                                             12,445                      15,453
                                                                                        --------                    --------
Operating income (loss)                                                                   14,677                     (25,368)

Other income (expense) :
  Interest income, net                                                                       152                       1,890
  Foreign currency exchange gain (loss)                                                      860                         (58)
  Other non-operating income, net                                                            598                       1,157
                                                                                        --------                    --------
     Total other income                                                                    1,610                       2,989
                                                                                        --------                    --------
Income (loss) before income taxes                                                         16,287                     (22,379)
Income tax expense                                                                          (489)                       (604)
                                                                                        --------                    --------
Net income (loss)                                                                       $ 15,798                    $(22,983)
                                                                                        --------                    --------

Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                                                      --                          10
                                                                                        --------                    --------
Comprehensive income (loss)                                                             $ 15,798                    $(22,973)
                                                                                        ========                    ========

Basic net income (loss) per ordinary share                                              $   0.02                    $  (0.02)
Diluted net income (loss) per ordinary share                                            $   0.02                    $  (0.02)

Basic net income (loss) per ADS                                                         $   0.18                    $  (0.23)
Diluted net income (loss) per ADS                                                       $   0.17                    $  (0.23)

Ordinary shares (in thousands) used in per ordinary share calculation:
-- basic                                                                                 897,468                     987,895
-- effect of dilutive options                                                             14,785                          --
                                                                                        --------                    --------
-- diluted                                                                               912,253                     987,895
                                                                                        ========                    ========

ADS (in thousands) used in per ADS calculation:
-- basic                                                                                  89,747                      98,790
-- effect of dilutive options                                                              1,479                          --
                                                                                        --------                    --------
-- diluted                                                                                91,226                      98,790
                                                                                        ========                    ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2000 AND MARCH 31, 2001
                           IN THOUSANDS OF US DOLLARS

                                                           DECEMBER 31,              MARCH 31,
                                                               2000                    2001
                                                           ------------              ---------
ASSETS
Current assets:
  Cash and cash equivalents                                  $141,733                $140,321
  Accounts receivable, net                                     52,315                  30,215
  Amounts due from ST and ST affiliates                         8,727                   3,997
  Short-term deposits with ST affiliates                       10,000                  10,000
  Other receivables                                            18,989                  12,683
  Inventories                                                  14,793                  14,089
  Marketable securities                                        11,486                     561
  Prepaid expenses                                             24,809                  25,187
                                                             --------                --------
     Total current assets                                     282,852                 237,053
Property, plant and equipment, net                            380,934                 370,036
Marketable securities                                          10,420                  17,939
Prepaid expenses                                               37,552                  31,082
                                                             --------                --------
     Total Assets                                            $711,758                $656,110
                                                             ========                ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                       14,799                  14,376
  Accounts payable                                             13,956                   9,409
  Amounts due to ST and ST affiliates                           2,062                   2,607
  Accrued operating expenses                                   32,963                  19,002
  Other payables                                               27,705                  19,442
  Income taxes payable                                          2,846                   3,230
                                                             --------                --------
     Total current liabilities                                 94,331                  68,066
Deferred grant                                                  2,631                   3,103
Long-term debt, excluding current installments                 29,599                  21,563
                                                             --------                --------
     Total liabilities                                        126,561                  92,732
                                                             --------                --------

Shareholders' Equity:

Share capital                                                 159,461                 159,790
Additional paid-in capital                                    386,325                 387,150
Accumulated other comprehensive loss                           (9,731)                 (9,721)
Retained earnings                                              49,142                  26,159
                                                             --------                --------
    Total Shareholders' Equity                                585,197                 563,378
                                                             --------                --------
    Total Liabilities and Shareholders' Equity               $711,758                $656,110
                                                             ========                ========


See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                                ------------------------------------
                                                                                  2000                       2001
                                                                                --------                   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                               $ 15,798                   $(22,983)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization                                                   15,917                     24,718
  Loss (gain) on sale of property, plant and equipment                                (6)                        82
  Exchange loss                                                                    2,939                         58
Changes in operating working capital:
  Accounts receivable                                                            (21,613)                    22,100
  Amounts due from ST and ST affiliates                                            1,028                      4,730
  Inventories                                                                       (161)                       704
  Other receivables and prepaid expenses                                             204                     11,664
  Accounts payable                                                                (6,195)                    (4,206)
  Amounts due to ST and ST affiliates                                             (4,114)                       545
  Accrued operating expenses and other payables                                    6,208                    (12,952)
                                                                                --------                   --------
Net cash provided by operating activities                                         10,005                     24,460
                                                                                --------                   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of marketable securities                                       --                     11,900
Purchases of marketable securities                                                    --                     (8,670)
Purchases of property, plant and equipment                                       (87,934)                   (23,812)
Sale of property, plant and equipment                                                 31                      2,186
                                                                                --------                   --------
Net cash used in investing activities                                            (87,903)                   (18,396)
                                                                                --------                   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                                     (60,000)                        --
Repayment of long-term debt                                                           --                     (7,366)
Proceeds from issuance of shares                                                 387,393                        504
                                                                                --------                   --------
Net cash provided by (used in) financing activities                              327,393                     (6,862)
                                                                                --------                   --------

Net increase (decrease) in cash and cash equivalents
 for the period                                                                  249,495                       (798)
Effect of exchange rate changes on cash and
 cash equivalents                                                                 (2,271)                      (614)
Cash and cash equivalents at beginning of the period                              16,568                    141,733
                                                                                --------                   --------
Cash and cash equivalents at end of the period                                  $263,792                   $140,321
                                                                                ========                   ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                                      $  2,123                   $    767
  Income taxes                                                                  $     55                   $    173

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of March 31, 2001, we were 72.1% owned by Singapore Technologies Pte Ltd ("ST") and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments which, in the opinion of the management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended March 31, 2000 and 2001, the five largest customers collectively accounted for approximately 73.5% and 58.4% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


7.   INVENTORIES

     Inventories at December 31, 2000 and March 31, 2001 consist of (in thousands):

                                                      DECEMBER 31,            MARCH 31,
                                                          2000                  2001
                                                      ------------            ---------
     Raw materials                                      $12,047                $11,575
     Factory supplies                                     1,849                  1,636
     Work-in-progress                                     2,501                  2,833
     Finished goods                                          40                    317
                                                        -------                -------
                                                         16,437                 16,361
     Allowance for inventory obsolescence                (1,644)                (2,272)
                                                        -------                -------
                                                        $14,793                $14,089
                                                        -------                -------


8.   CONTINGENCY

     On February 20, 2001, Amkor Technology, Inc. ("Amkor") served a lawsuit against the Company and its subsidiary, ST Assembly Test Services, Inc.(formerly known as Singapore Technologies Assembly and Test Services, Inc.) alleging patent infringement in respect of certain integrated circuit packages. Amkor is seeking permanent injunction against the Company and its subsidiary, and the award of unspecified damages, including loss of profits. No provision has been made in respect of this lawsuit as the Company believes that the lawsuit is without merit. The Company intends to vigorously defend against the lawsuit. While the Company believes that it has meritorious defenses against the lawsuit, the ultimate resolution of the matter, if unfavorable, could have a material effect on the Company's results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                             FOR THE THREE MONTHS ENDED MARCH 31,
                                                             ------------------------------------
                                                              2000                         2001
                                                             -----                        -------
                                                               (as a percentage of net revenue)
Net revenues                                                 100.0%                        100.0%
Cost of revenues                                             (62.4)                       (120.4)
                                                             -----                        ------
Gross profit (loss)                                           37.6                         (20.4)
                                                             -----                        ------

Operating expenses:
  Selling, general and administrative                         13.6                          24.4
  Research and development                                     3.6                           7.2
  Other general expenses, net                                  0.0                           0.2
                                                             -----                        ------
     Total operating expenses                                 17.2                          31.8
                                                             -----                        ------

Operating income (loss)                                       20.4                         (52.2)

Other income (expense):
  Interest income, net                                         0.2                           3.9
  Foreign currency exchange gain (loss)                        1.2                          (0.1)
  Other non-operating income, net                              0.8                           2.3
                                                             -----                        ------
     Total other income                                        2.2                           6.1
                                                             -----                        ------
Income (loss) before income taxes                             22.6                         (46.1)
Income tax expense                                            (0.7)                         (1.2)
                                                             -----                        ------
Net income (loss)                                             21.9%                        (47.3)%
                                                             -----                        ------


THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001

NET REVENUES. Net revenues decreased by 32.7% from $72.2 million in the three months ended March 31, 2000 to $48.6 million in the three months ended March 31, 2001. The decrease in revenues was due primarily to the decrease in unit shipments in both assembly and test services. This decrease was a result of the severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased by 34.3% from $35.0 million in the three months ended March 31, 2000 to $23.0 million in the three months ended March 31, 2001. Net revenues from assembly services decreased by 31.2% from $37.2 million in the three months ended March 31, 2000 to $25.6 million in the three months ended March 31, 2001.

COST OF REVENUES AND GROSS PROFIT MARGIN. Cost of revenues was $45.1 million in the three months ended March 31, 2000 as compared to $58.5 million in the three months ended March 31, 2001, an increase of 29.7%. The increase was due primarily to higher depreciation expense and equipment leasing costs arising from equipment additions in 2000. Depreciation expense and cost of leasing testers increased from $16.5 million in the three months ended March 31, 2000 to $30.4 million in the three months ended March 31, 2001. The additional equipment was acquired and placed into service progressively to meet the increased demand for test and assembly services during 2000. In the current quarter, there was also a one-time charge of $1.8 million relating to the early termination of equipment leases. Gross loss in the current quarter was $9.9 million, or a negative 20.4% of net revenue, as compared to gross profit of $27.1 million, or 37.5% of net revenue, in the same quarter a year ago. The gross loss in the current quarter was mainly attributable to substantially lower revenues, higher depreciation expense and equipment leasing costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which include stock-based compensation increased by 20.4% from $9.8 million in the three months ended March 31, 2000 to $11.8 million in the three months ended March 31, 2001. The higher selling, general and administrative expenses were primarily due to additional administrative personnel who had been progressively recruited in 2000 to support the higher operating activity level in that year which resulted in higher payroll and staff related expenses. The increased expenses in the current quarter were also due to higher consultancy fees and an accrual for additional legal fees in connection with pending litigation.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 34.6% from $2.6 million in the three months ended March 31, 2000 to $3.5 million in the three months ended March 31, 2001. The increased expenses relate principally to advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

NET INTEREST INCOME. Net interest income increased by $1.7 million from $0.2 million in the three months ended March 31, 2000 to $1.9 million in the three months ended March 31, 2001. Net interest income consisted of interest income of $1.4 million and interest expense of $1.2 million in the three months ended March 31, 2000 and interest income of $2.3 million and interest expense of $0.4 million in the three months ended March 31, 2001. The interest income was earned on our marketable debt securities and fixed term time deposits with financial institutions. The lower interest expense in the current quarter resulted from the full repayment of loans in February 2000 of $35.0 million to the Den Danske Bank and $25.0 million to ST Treasury Services Ltd. The repayment installments due in September 2000 and March 2001 on the loan from the Economic Development Board, or EDB, were paid on their respective due dates.

FOREIGN CURRENCY EXCHANGE GAIN (LOSS). We recognized an exchange gain of $0.9 million in the three months ended March 31, 2000 and a loss of $0.1 million in the three months ended March 31, 2001 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $0.6 million in the three months ended March 31, 2000 to $1.2 million in the three months ended March 31, 2001. The increased income was mainly due to an increase in government grants for the purchase of equipment, and training subsidies used for research and development activities.

INCOME TAX EXPENSE. Income tax expense in the three months ended March 31, 2000 was $0.5 million and $0.6 million in the three months ended March 31, 2001. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in short-term bank deposits and marketable debt securities. Our Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax.


LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2001, our principal sources of liquidity included $140.3 million in cash and cash equivalents, $10.0 million in a short-term fixed deposit placed with a related party and $20.0 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees. Interest on any future borrowings under the unutilised facilities will be charged at the bank's prevailing rate.

Our borrowings as of March 31, 2001 totaled $35.9 million and comprised the balance outstanding on a Singapore dollar denominated loan from EDB which we entered into on June 5, 1998 for a sum of S$90.0 million ($54.3 million). The loan is guaranteed by Singapore Technologies Pte Ltd. The loan is denominated in Singapore dollars and bears interest, payable semi-annually, at 1% over the prevailing annual interest rate offered by the Central Provident Fund Board, a Singapore Government Statutory Board. The principal sum is repayable over seven equal semi-annual installments commencing from September 1, 2000 and ending on September 1, 2003. The prevailing annual loan interest rate at March 31, 2001 was 3.5%.

The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent.

Net cash provided by operating activities totaled $24.5 million for the three months ended March 31, 2001 and $10.0 million for the three months ended March 31, 2000. The net cash of $24.5 million generated from operating activities for the current three months ended March 31, 2001 was primarily due to positive working capital changes resulting mainly from timing of payments and collection of accounts receivable during the quarter.

Net cash used in investing activities totaled $18.4 million for the three months ended March 31, 2001 and $87.9 million for the three months ended March 31, 2000. The net cash used in investing activities of $18.4 million in the three months ended March 31, 2001 consisted of capital expenditures of $23.8 million and purchases of marketable debt securities of $8.7 million. The net investment was reduced by receipts of $11.9 million from the maturity of the marketable debt securities and $2.2 million from the disposal of equipment. Capital expenditures were mainly for additions of peripherals, equipment upgrades and IT systems enhancements. The lower level of investment in capital equipment in the current quarter was due to the current downturn in economic activities in the semiconductor industry. Our current budget for capital expenditures for the year 2001 is $60.0 million. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash used in financing activities totaled $6.9 million for the three months ended March 31, 2001 and net cash provided by financing activities for the three months ended March 31, 2000 was $327.4 million. The cash used in financing activities of $6.9 million for the three months ended March 31, 2001 was mainly for the repayment of an installment due on the long-term EDB loan. The substantial amount of cash generated by financing activities in the three months ended March 31, 2000 consisted mainly of proceeds from our initial public offering in February 2000.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar.

We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our material foreign currency exposures through forward foreign currency swap contracts and options. We did not enter into any foreign currency swaps or options to hedge our currency exposures during the first quarter of 2001 as we did not believe that our foreign currency exposures were material during this period. We cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.